UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: DECEMBER 31, 2004

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______ to _______

Commission File Number 333-94141

EMPLOYEE STOCK OWNERSHIP PLAN OF
TELECOMUNICACIONES DE PUERTO RICO, INC.

(Full title of the plan)

TELECOMUNICACIONES DE PUERTO RICO, INC.

1515 F.D. Roosevelt Avenue
Guaynabo, P.R. 00968

(Name of the issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

Employee Stock Ownership Plan of

Telecomunicaciones de Puerto Rico, Inc.
Years Ended December 31, 2004 and 2003

Employee Stock Ownership Plan of
Telecomunicaciones de Puerto Rico, Inc.

December 31, 2004 and 2003 and year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

To the Participants of the Employee Stock
Ownership Plan of Telecomunicaciones de Puerto Rico, Inc.

We have audited the accompanying statements of net assets available for benefits of the Employee Stock Ownership Plan of Telecomunicaciones de Puerto Rico, Inc. as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

San Juan, Puerto Rico
June 21, 2005

Stamp No.
affixed to
original of
this report.

Employee Stock Ownership Plan of
Telecomunicaciones de Puerto Rico, Inc.

Statements of Net Assets Available for Benefits

	December 31,
	2004			2003
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

ASSETS
Investments:
Equity investment in employer, at estimated fair value	$74,059,008	$47,460,992	$121,520,000	$60,102,828	$40,994,672	$101,097,500
Participant loans	817,960	—	817,960	876,571	—	876,571
Money market funds	2,880,971	1,310,150	4,191,121	2,643,867	385,473	3,029,340
Interest receivable	2,576	898	3,474	1,608	248	1,857

Total assets	$77,760,515	$48,772,040	$126,532,555	$63,624,874	$41,380,393	$105,005,268

LIABILITIES
Interest payable to Employer	—	976,534	976,534	—	$1,029,330	$1,029,330
Payable to vendors	—	195,000	195,000	—	152,155	152,155
Loan payable	—	28,062,000	28,062,000	—	28,903,500	28,903,500

Total liabilities	—	29,233,534	29,233,534	—	30,084,985	30,084,985

NET ASSETS AVAILABLE FOR BENEFITS	$77,760,515	$19,538,506	$97,299,021	$63,624,874	$11,295,408	$74,920,282

See notes to financial statements.

Employee Stock Ownership Plan of
Telecomunicaciones de Puerto Rico, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

	Allocated	Unallocated	Total
ADDITIONS:
Dividend income	$2,737,081	$1,866,897	$4,603,978
Contributions from employer	—	474,802	474,802
Contributions from employees	—	1,822,126	1,822,126
Interest Income	28,392	4,384	32,776
Other Additions	345,820	—	345,820
Unrealized Appreciation	12,446,265	7,976,235	20,422,500
Release of 32,473 collateral shares	2,254,925	—	2,254,925

Total additions	17,812,483	12,144,444	29,956,927

DEDUCTIONS:
Distributions to participants	3,364,551	—	3,364,551
Interest expense	—	993,290	993,290
Other deductions	312,291	134,332	446,623
Release of 32,473 collateral shares	—	2,254,925	2,254,925
Administrative expenses	—	518,799	518,799

Total deductions	3,676,842	3,941,346	7,578,188

NET ADDITIONS	14,135,641	8,243,098	22,378,739

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	63,624,874	11,295,408	74,920,282

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$77,760,515	$19,538,506	$97,299,021

Employee Stock Ownership Plan of
Telecomunicaciones de Puerto Rico, Inc.

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following brief description of the Employee Stock Ownership Plan of Telecomunicaciones de Puerto Rico, Inc. (the Plan or ESOP) is provided for general information purposes only. Participants should refer to the Plan Description originally dated March 2, 1999 and amended effective January 1, 2002 for more complete information.

General

Telecomunicaciones de Puerto Rico, Inc. (the Company or TELPRI) established the Plan on March 2, 1999, which was amended effective January 1, 2002. The Plan is both a stock bonus plan and an employee stock ownership plan, as described in Section 407(d)(6) of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan operates, in relevant part, as a leveraged employee stock ownership plan, and is designed to comply with Sections 1165(a), 1165(e) and 1165(h) of the Puerto Rico Internal Revenue Code of 1994, as amended (the PRIRC), and Sections 401(a), 401(k) and 4975(e)(7) and the regulations thereunder of the United States Internal Revenue Code of 1986, as amended (the IRC), and is subject to the applicable provisions of ERISA. The Plan is administered by a committee consisting of at least five persons appointed by TELPRI’s Board of Directors. The U.S. Trust Company, N.A. (the Trustee) is the trustee for the Plan.

Contributions

On March 2, 1999, TELPRI’s stockholders contributed shares of common stock of the Company to the Plan. Puerto Rico Telephone Authority (the PRTA) contributed 3%, representing 30,000 shares at $26,100,000; and GTE Corporation and Popular, Inc. contributed 1%, representing 10,000 shares at $8,700,000, for a combined total of 40,000 shares at $34,800,000 (the Initial Grant). The Company declared a 25 to 1 stock split on December 31, 1999 to decrease the per share market price in order to increase their affordability to the participants. All eligible employees received prorated portions of this grant of TELPRI stock at no cost.

To fund the initial purchase of common stock for the Plan, the ESOP purchased an additional 3% of the Company’s stock using the proceeds of a leveraged borrowing from the Company. The Plan holds the stock acquired in this transaction in a trust established under the Plan. The related borrowing is to be repaid over a period of 20 years by either contributions to be made by the Company to the trust fund (other than contributions of Company stock), from employee contributions, from earnings attributable to such employer and employee contributions and from any dividends received by the Trust on the Company’s stock. As the Plan makes each payment of interest and principal, an appropriate percentage of stock will be allocated to eligible employees’ accounts in accordance with applicable regulations under the IRC and the PRIRC.

Employee Stock Ownership Plan of
Telecomunicaciones de Puerto Rico, Inc.

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

The borrowing is collateralized by the unallocated shares of stock and is guaranteed by the Company. The Company has no rights against the shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan as of December 31, 2004 and 2003 and for the year ended December 31, 2004 present separately the assets and liabilities and changes therein pertaining to:

(a) the accounts of employees with vested rights in allocated stock (Allocated) and

(b) stock not allocated to employees (Unallocated).

Effective January 1, 2000, the participants may contribute each year up to 10 percent of pretax annual compensation up to $8,000, as defined in the Plan. The Company contributes 30 percent of the first 5 percent of base compensation that a participant contributes to the Plan. The matching contribution by the Company is invested directly in the Company’s common stock. Additional performance matching contributions may be contributed at the option of the Company’s board of directors as set forth in the Plan. Contributions are subject to certain limitations as established under Section 415 of the Internal Revenue Code.

*

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility

Salaried, regular, full and part-time employees of the Company actively employed on March 2, 1999 were eligible to receive a portion of the Initial Grant of the Company’s stock. Employees that were not actively employed on March 2, 1999 were also eligible to receive the Initial Grant provided that they met the following condition:

Employees who were on short-term disability, workers’ compensation, Family and Medical Care Leave Act (FMLA) leave, layoff with recall rights, or other Company approved leave of absence; and the employees returned to active employment with the Company as soon as they were eligible to do so and within 180 days after March 2, 1999.

Employee Stock Ownership Plan of
Telecomunicaciones de Puerto Rico, Inc.

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

A participant shall be fully vested at all times in employee contributions allocated to his account and in any earnings thereon. Also, a participant shall be fully vested at all times in the value of the Initial Grant that is allocated to his account and any earnings thereon. A participant shall be fully vested in additional employer contributions and matching contributions allocated to his account and any earnings thereon upon the participant’s death, total disability, as determined by the Employee Benefits Administration Committee (Committee), or attainment of normal retirement age.

A participant who is not vested shall become vested in the additional employer and matching contributions allocated to his account and any earnings thereon in accordance with the following schedule:

Year(s) of Service	Vested Percentage
1 2 3 4 5	20% 40% 60% 80% 100%

Payment of Benefits

On termination of service due to death, disability or retirement, a participant shall be paid in a lump sum in cash or in whole shares of the Company’s stock with the balance in cash. To the extent that a participant or beneficiary receives a distribution of the Company’s stock when the stock is not readily tradable on an established securities market, the participant has the right (put option) to sell such stock to the Company at any time during two option periods at the fair value of such shares. The participant exercising the option will receive either a lump sum or annual installments over a period not to exceed five years as decided by the Committee.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest determined as of the first business day of each calendar quarter and shall be equal to the prime rate that is published in the Money Rates column of The Wall Street Journal on that date. Loans shall be granted for a minimum term of six months, or for a longer term that is expressed in whole months up to a maximum term of five years. Loan principal and interests are paid ratably through payroll deductions.

Employee Stock Ownership Plan of
Telecomunicaciones de Puerto Rico, Inc.

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Exempt Loans

The Company may direct the Trustee to obtain an exempt loan from time to time in order to finance the acquisition of the Company’s stock or to refinance a prior exempt loan. The Trustee shall use the proceeds from the exempt loan to (i) acquire stock of TELPRI (ii) to repay the exempt loan or (iii) to repay a prior exempt loan. Shares acquired with the proceeds of an exempt loan shall be allocated to an Unallocated Account. Such shares shall be released from the Unallocated Account only as the Trustee makes payments of the exempt loan and will be allocated to eligible employees’ accounts in accordance with the Plan’s provisions.

Amendment or Plan Termination

The Company may modify or terminate the ESOP at any time by a decision from its Board of Directors. Upon termination or partial termination of the Plan, or upon the complete discontinuance of contributions under the Plan, the accounts of participants affected by the termination, partial termination or complete discontinuance of contributions, as the case may be, shall be nonforfeitable. If the Plan is terminated by the Company, the interest of each participant or beneficiary in his accounts shall be distributed at the time and in the manner determined by the Committee; provided that if an Exempt loan remains outstanding upon the complete termination of the Plan, the Company shall direct the Trustee, prior to making final allocations of Plan Assets, to pay the accrued principal and interest on the loan and to prepay the remaining principal balance of the loan with the shares of TELPRI stock held in the Suspense Account, or with the proceeds of a sale or other disposition of such stock. Upon termination of the Plan, the Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. Each participant is to instruct the Trustee on how to vote the Company stock and other voting securities of the Company credited to his account. Upon receipt of such instructions, the Trustee shall vote the securities as instructed.

To the extent permitted by applicable law, the Trustee shall vote the securities for which no voting instructions are received (including securities that are not allocated to the account of a participant or beneficiary); in accordance with the voting instructions it receives with respect to a plurality of the securities for which it receives voting instructions.

Expenses

Any reasonable expense of administering the Plan, including fees and expenses of the Trustee, are paid from the trust fund, except to the extent that such expenses are paid by the Company or one of its affiliates.

Employee Stock Ownership Plan of
Telecomunicaciones de Puerto Rico, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies adopted by the Plan follows:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are carried at estimated fair value. The shares of TELPRI’s common stock at December 31, 2004 and 2003 were valued by an independent appraiser retained by the Trustee in the absence of readily ascertainable market values (see Note 4). The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends, when declared, are recorded on the ex-dividend date.

Concentration of Risk

The Plan assets consist principally of the Company’s Stock which, at December 31, 2004 and 2003, may be subject to significant fluctuations in value as discussed in Note 4. A portion of the funds assets may be invested in cash, money market securities, money market funds, banker’s acceptances, repurchase agreements, corporate, government or other bond funds, short term investment funds and other investment funds in order to meet the liquidity needs of the Plan.

3. Administration of Plan Assets

The Plan’s assets, which consist principally of TELPRI’s common shares, are held by U.S. Trust Company, N.A. (the Trustee).

The Company’s contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the loan, which is reimbursed to the Trustee through contributions as determined by the Company.

Employee Stock Ownership Plan of
Telecomunicaciones de Puerto Rico, Inc.

Notes to Financial Statements (continued)

3. Administration of Plan Assets (continued)

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

4. Investments

As of December 31, 2004 and 2003, the Plan’s investments were held in a trust fund with the Trustee. The Committee may eliminate and/or change the underlying composition of any investment fund provided that the assets of the Plan shall at all times be invested primarily in the Company’s stock. The Plan’s investments at December 31, 2004 and 2003 are presented in the following table:

	December 31, 2004		December 31, 2003
	Allocated	Unallocated	Allocated	Unallocated
Telecomunicaciones de Puerto Rico, Inc. Common stock:

Number of Shares	1,066,518	683,482	1,040,382	709,618

Cost	$37,520,637	$25,203,954	$36,205,294	$26,519,297

Fair Value	$74,059,008	$47,460,992	$60,102,828	$40,994,672

The common stock is not currently traded on a national market exchange and is closely held. As such, the stock has no readily determinable market value. In the absence of readily ascertainable market value for the stock, the stock’s value was based on a valuation performed by an independent appraiser at December 31, 2004 and 2003. The valuation methodologies used are predicated on numerous assumptions pertaining to prospective economic and operating conditions. Because of the inherent uncertainty of valuations, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. The appraiser’s opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated as of the valuation date. Unanticipated events and circumstances may occur and actual results may vary from those assumed. The variations may be material to the estimated value of the common stock.

Money market funds (interest rates averaging .82% during 2004) amount to approximately $4,191,000 and $3,029,000 at December 31, 2004 and 2003, respectively. The cost of these investments approximates its fair market value at December 31, 2004 and 2003.

Participant loans (the rate of interest applicable to loans shall be determined as of the first business day of each calendar quarter and shall be equal to the “prime rate” that is published in the Money Rates column of the Wall Street Journal; interest rate averaging 4.75 % during 2004) amount to approximately $818,000 and $877,000 at December 31, 2004 and 2003, respectively. The cost of these investments approximates its fair market value at December 31, 2004 and 2003.

Employee Stock Ownership Plan of
Telecomunicaciones de Puerto Rico, Inc.

Notes to Financial Statements (continued)

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statement to Form 5500:

	December 31
	2004	2003

Net assets available for benefits per the financial statements	$97,299,021	$74,920,282
Amounts allocated to withdrawing participants	—	(109,372)

Net assets available for benefits per the Form 5500	$97,299,021	$74,810,910

The following is a reconciliation of benefits pad to participants per the financial statement to Form 5500:

Year ended
December 31,
2004
Benefits paid to participants per the financial statements	$3,364,551
Amounts allocated to withdrawing participants at beginning of year	(109,372)

Benefits paid to participants per the Form 5500	$3,255,179

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

6. Loan Payable

In 1999, the Plan entered into a $26,100,000 term loan agreement with the Company. The proceeds of the loan were used to purchase common stock of the Company representing a 3% equity (750,000 shares). Also, subsequent to Plan’s commencement the Plan entered into various loan agreements amounting to $4,855,000 with the Company to finance the Plan’s acquisition of Company stock from former employees. Terms of the loan agreements are similar. Unallocated shares are used as collateral for the loan. The agreements provide for the loans to be repaid over ten (10) to twenty (20) years. The scheduled amortization of the loans for the next 5 years and thereafter is as follows:

Year Ending December 31,	Amount
2005	$1,363,500
2006	1,363,500
2007	1,363,500
2008	1,363,500
2009	1,363,500
Thereafter	21,244,500

Total	$28,062,000

The loans bear interest at a rate equal to (i) LIBOR plus percentages that range from .50 percent (.50%) to 2.25 percent (2.25%) per annum, or (ii) in the event that LIBOR for any period shall not be available, then the prime rate as quoted from time to time. Principal and interest payments are paid at the end of the fiscal year.

Employee Stock Ownership Plan of
Telecomunicaciones de Puerto Rico, Inc.

Notes to Financial Statements (continued)

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 1, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. The Plan also received a determination letter from the Puerto Rico Treasury Department (PRTD), dated August 27, 2004, stating that the Plan is qualified under Section 1165(a), 1165(e), and 1165(h) of the Puerto Rico Internal Revenue Code of 1994, as amended; therefore, the related trust is exempt from taxation.

Once qualified, the Plan is required to operate in conformity with the Codes to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Codes and, therefore, believes the Plan, is qualified and the related trust is tax exempt.

Schedule

Employee Stock Ownership Plan of
Telecomunicaciones de Puerto Rico, Inc.
EIN: 66-0566178

Schedule of Assets (Held at End of Year)
(Schedule H – Line 4i)

December 31, 2004

		(c)		(e)
	(b)	Description	(d)	Current
(a)	Identity of Issue	of Investment	Cost	Value

*	Telecomunicaciones de Puerto Rico, Inc.
	common stock	1,750,000 shares	$62,724,591	$121,520,000

*	Participant loans at variable rates (4.00% to 6.75%)		817,960	817,960

	Money market funds — U.S. Trust Co. of	4,191,121 units	4,191,121	4,191,121
	California market rate account	at $1.00 each

	Total		$67,733,672	$126,529,081

*	Party-in-interest

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

EMPLOYEE STOCK OWNERSHIP PLAN OF
TELECOMUNICACIONES DE PUERTO RICO, INC.

Date	Signature	Capacity
June 28, 2005	/s/ Cristina M. Lambert Cristina M. Lambert	President and Chief Executive Officer (Principal Executive Officer)
June 28, 2005	/s/ Adail Ortiz Adail Ortiz	Vice President Finance and Chief Financial Officer (Principal Financial Officer)
June 28, 2005	/s/ Maria E. de la Cruz Maria E. de la Cruz	Treasurer

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
23.1	Consent of Independent Public Accountants